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Davis Polk & Wardwell LLP 1600 El Camino Real Menlo Park, CA 94025

July 13, 2009

VIA EDGAR AND E-MAIL

Mark Webb
Legal Branch Chief
Division of Corporate Finance
United States Securities and Exchange Commission
100 F. Street, N.E.
Washington, DC  20549-4561

Re:	E*TRADE Financial Corporation – Schedule 14A, Filed July 6, 2009, File No. 001-11921

Dear Mr. Webb,

This letter responds to comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter from the Staff dated July 7, 2009 (the “Comment Letter”) regarding the above-referenced Schedule 14A, filed on July 6, 2009 (the “Proxy Statement”) by E*TRADE Financial Corporation (the “Company”).

Set forth below are responses to the Staff’s comments numbered 1 through 7, as set forth in the Comment Letter, based on information provided by the Company.

1.
We note your response to comment 6 of our letter dated July 1, 2009. In your response, you state that the convertible debentures will be recorded at fair value which will include the impact of any beneficial conversion features (BCF) determined on that date. Please clarify for us how you will account for any BCF considering the guidance in EITF 98-5 and EITF 00-27.  In addition, please revise your pro forma disclosures to quantify the pro forma impact of amortizing the debt discount resulting from bifurcation of the BCF. We acknowledge that the existence of any BCF will depend on the price of your common stock on the exchange date; however, for purposes of your pro forma disclosures you should evaluate whether a BCF exists based on the closing stock price used to estimate the fair value of the convertible debentures.

Securities and Exchange Commission	2	July 13, 2009

The Company plans to assess and account for any beneficial conversion features (“BCF”) in accordance with the guidance in EITF Issue 98-5, Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Adjustable Conversion Ratios (“EITF 98-5”) and EITF 00-27, Application of Issue No. 98-5 to Certain Convertible Instruments (“EITF 00-27”). The Company considered this guidance and evaluated the convertible debentures for the existence of any beneficial conversion features (“BCF”) when preparing its pro forma financial information and concluded there was no BCF as the effective conversion price would be out of the money when compared to the stock price assumed in the pro forma financial information of $1.19 (the closing price of the common stock on July 10, 2009). The basis for this conclusion is detailed below.

In accordance with EITF 00-27 and EITF 98-5, the first step when determining the existence of a BCF is to calculate the effective conversion price of the convertible debentures. The effective conversion price is then used to calculate the intrinsic value, if any, of the BCF.  It is important to note that the effective conversion price may not be the stated conversion price in the debentures, but rather it is based on the proceeds received for or allocated to the convertible instrument. The effective conversion price could differ from the stated conversion price if the proceeds received or allocated to the convertible debt are not identical to the face amount of the debt.

In the Company’s proposed transaction, debt is not being issued for cash but rather existing debt instruments are being exchanged for newly issued debt instruments. As such, the company considered EITF 96-19, Debtor’s Accounting for a Modification or Exchange of Debt Instruments (“EITF 96-19”) to determine the proper accounting for the exchange and to determine the amount of proceeds to use to both extinguish the existing debt and to allocate as proceeds received for the newly issued debt. EITF 96-19 states that an exchange of debt instruments with substantially different terms is a debt extinguishment. EITF 96-19 lists an exchange of debt instruments that adds a “substantive conversion option” as one example of an exchange of debt instruments that is “substantially different”. The Company considers the conversion option of the convertible debt the Company will issue at the debt exchange to represent a “substantive conversion option” as discussed in paragraphs 7–9 of EITF 05-1, Accounting for the Conversion of an Instrument that Became Convertible upon the issuer’s Exercise of a Call Option. As such, the Company will account for the exchange as a debt extinguishment.  In accordance with EITF 96-19, the convertible debt should be initially recorded at fair value on the commitment date and that same amount should be used to determine the debt extinguishment gain or loss to be recognized on the extinguished debt. Thus, the “proceeds” received for the new convertible debentures under EITF 96-19 are equal to its fair value on the commitment date.

In order to determine the commitment date, the Company considered EITF 98-5 and EITF 00-27 which define the commitment date as the date when an agreement has been reached and the investor is committed to purchase the convertible securities based

Securities and Exchange Commission	3	July 13, 2009

on the agreed-upon terms. More specifically, EITF 00-27 states that if an agreement includes subjective provisions that permit either party to rescind its commitment to consummate the transaction, a commitment date does not occur until the provisions expire or the convertible debt is issued, whichever is earlier. It provides examples of these subjective provisions, one of which is that the commitment is subject to shareholder approval. The issuance of the Company’s convertible debentures is subject to shareholder approval and as a result, the Company has concluded for purposes of its pro forma financial information that the commitment date will be the date the Company receives shareholder approval to proceed with the proposed debt exchange.  The issuance date is expected to be immediately following shareholder approval and for the pro forma calculations, it was assumed that the commitment date equals the issuance date.

Once the Company determined the commitment date, the next step was to determine the estimated fair value of the convertible debentures on that date. The Company identified three principle factors to estimate the fair value of the convertible debentures, which are as follows:
•
Intrinsic value of the underlying stock – represents the value of the underlying shares of the Company's stock at the date of conversion.  This is the factor with the most impact to the determination of the fair value of the convertible debentures and fluctuates with the Company’s stock price. As the price of the stock increases, the fair value of the convertible debentures increases.

•
Value of the 10-year put option – represents the value associated with the option for bondholders to receive cash equal to the face value of the convertible debentures at the end of 10 years in lieu of converting the convertible debentures into common stock.  The Company used a risk-free rate of approximately 3.303% (semi-annual bond equivalent yield basis) when determining the fair value of this option.  The value of the 10-year put option represents the value associated with the option for bondholders to receive cash equal to the face value of the Debentures at the end of 10 years.  The Company used a Black Scholes option pricing model with a stock price of $1.19 (the closing price on July 10, 2009), a stock volatility of 45% and a risk-free rate of 3.303% (semi-annual bond equivalent yield basis) when determining the fair value of this option.

•
Liquidity discount – the debenture liquidity discount takes into consideration that the bonds may not be as liquid as the Company's stock or be readily tradable once issued.  The Company assumed a liquidity discount of 10% when determining the fair value of the convertible debentures.  The Company notes that although the debentures are convertible at any time into the Company's common stock, the conversion is subject to certain limitations and if the debentures are converted prior to maturity, the holder would be forced to forego the remaining value of the “put” option.  For each 1% increase in the liquidity discount rate, there is approximately a 1% decrease in fair value and visa versa.

Securities and Exchange Commission	4	July 13, 2009

1% decrease in fair value and visa versa.

The following table outlines the three factors that were used when determining the estimated fair value of the convertible debentures using $1.19 as the assumed stock price:

The Company notes that while it believes the valuation methodology described above is reasonable and suitable for the convertible debentures contemplated in the exchange, it also considered an alternative valuation approach. This alternative approach, which considered the fair value of the stand alone debt instrument, using a discount rate of approximately 13%, combined with the embedded equity call option, using a Black-Scholes option pricing model with the assumptions comparable to those used to value the 10-year put option described above, resulted in a fair value which was substantially the same as the proposed approach above.

Using this fair value as the proceeds allocated to the convertible debt, the Company calculated the effective conversion price of the convertible debentures as follows:

Numerator – the aggregate proceeds (in millions) allocated to the convertible debentures, which equals the estimated fair value on the commitment date.

Denominator – the number of shares into which the debentures are convertible, which equals the aggregate face amount of the convertible debentures (in millions) divided by the stated conversion price per share.

Effective conversion price calculation:

With an effective conversion price of $1.35 compared to an assumed stock price of $1.19, the Company concluded there was no BCF as the conversion option was out of the money on the commitment date.

The Company also considered the impact of its stock price ultimately being higher than $1.19 on the commitment date and concluded there would be no BCF until the stock price is above $2.00/share. The chart below outlines the relationship between the BCF and the change in stock price:

Securities and Exchange Commission	5	July 13, 2009

2.
In your response to comment 6 of our letter dated July 1, 2009 you state that any premium recognized on the convertible debt will be accreted to paid-in-capital (rather than interest expense) to avoid creating a negative yielding security.  You cite several pieces of authoritative literature to support your conclusion; however, it does not appear that the convertible debentures fall within the scope of this guidance.  Please provide us with a more thorough analysis supporting your accounting conclusion regarding the treatment of any resulting debt premium.  Please also include a quantitative example illustrating how the accretion of any resulting debt premium would result in a negative yielding security.

In response to the Staff’s comment, the Company notes that when referring to a premium on the convertible debentures it is referring to a credit balance, which if amortized would result in recognition of interest income, not interest expense. As the proposed convertible debentures have a stated interest rate of 0%, any amortization of interest income would result in a negative yielding security.

The Company recognizes that the convertible debentures do not fall directly within the scope of the literature cited in our initial response on July 6, 2009. The Company is not aware of the existence of any specific guidance on a negative yielding convertible debenture. Therefore, the Company believes it was appropriate to review other accounting literature to gain an understanding of positions taken on other securities with a negative yield. Through this research, which was previously cited in our initial response on July 6, 2009, it was observed that other accounting literature appears to address the issue of a negative yield and, in each instance, this literature concluded that a negative yield (i.e. recording interest income to the issuer) was not appropriate and that the minimum yield should therefore be set to equal 0%.

Securities and Exchange Commission	6	July 13, 2009

Through this research the Company believes its proposed accounting to set the effective yield equal to 0% and to record the premium as paid-in capital rather than recording interest income (through amortization of the premium) on a liability is appropriate despite the absence of specific guidance on this topic for convertible debentures.  The Company’s conclusion is, by analogy, consistent with authoritative literature for similar debt instruments. In addition, the Company believes it would be inconsistent with the nature of a liability as well as misleading to investors to record interest income (or negative interest expense) on a liability.

3.
As a related matter, please revise to clearly disclose how the terms of the zero coupon convertible debentures to be issued differ from zero coupon bonds typically issued in the marketplace.  For example, explain why, if true, these debentures are being issued at a premium while typical zero coupon bonds are issued at a discount (to compensate the investor for the lack of interest payments).

In response to the Staff’s comment, the Company has revised its disclosure on page 9 of the Proxy Statement to provide additional description of the convertible debentures and how they differ from typical zero-coupon convertible debentures.

4.
Please revise your pro forma capitalization table on page 14 to present the convertible debentures on a pro forma basis at their estimated fair value.  Please also include a footnote that discloses the model (e.g., discounted cash flow) and assumptions (e.g., stock price, interest rate, discount rate, etc.) used to determine the fair value of the convertible debentures and explain how changes in these assumptions prior to the consummation of the debt exchange may impact the actual fair value of the debentures when issued.

In response to the Staff’s comment, the Company has revised the pro forma capitalization table to reflect the convertible debentures on a pro forma basis at their estimated fair value on the commitment date.  The Company has also revised the pro forma capitalization table to include in footnote 4 a description of the model and assumptions used to determine the fair value of the convertible debentures and how changes in the assumptions may impact the actual fair value of the debentures when issued.

5.
Please revise to provide a footnote to your pro forma capitalization table that clearly discloses the pro forma impact of the debt exchange on APIC.  For example, clarify whether this pro forma adjustment is the result of the bifurcation of any BCF.

In response to the Staff’s comment, the Company has revised the pro forma capitalization table to include as footnote 8 disclosure of the pro forma impact of the debt exchange on APIC.

6.	Please revise the sensitivity analysis on page 16 as follows:

Securities and Exchange Commission	7	July 13, 2009

•	Clarify whether the second column represents the fair value of the notes tendered (old notes) or the debentures issued (new notes) in the exchange;
•	Clarify that the loss upon exchange (third column) includes the write-off of any existing discount on the notes tendered; and
•	Explain how changes in the fair value of the convertible debentures (based on changes in your stock price) impacts APIC.

In response to the Staff’s comment, the Company has revised the sensitivity analysis on page 16 to:

•	Clarify that the second column represents the fair value of the debentures issued in the exchange;
•	Clarify that the loss upon exchange includes the write-off of any existing discount on the notes tendered; and
•	Explain how changes in the fair value of the convertible debentures (based on changes in our stock price) impacts APIC.

7.
In this proxy statement, you can only incorporate by reference the information set forth in Item 13(a) of Schedule 14A.  See Instruction D to the Schedule.  Consequently, as previously requested, please indicate which items of the Current Report on Form 8-K filed May 14 that you wish to incorporate.

In response to the Staff’s comment, the Company has revised page 33 of the Proxy Statement to clarify that the Company only wishes to incorporate Items 7 and 8 from exhibit 99.1 to Current Report on Form 8-K filed May 14, 2009.

Supplemental Comment 1.  During a telephonic conversation on July 10, 2009, the Staff inquired about the Company’s determination of whether or not this transaction met the definition of a troubled debt restructuring or “TDR”.

The Company considered SFAS No. 15, Accounting by Debtors and Creditors for Troubled Debt Restructurings (“SFAS No. 15”) and EITF 02-4, Determining Whether a Debtor's Modification or Exchange of Debt Instruments in within the Scope of FASB Statement No. 15 (“EITF 02-4”) when evaluating whether or not the debt exchange should be considered a TDR.  According to EITF 02-4, both of the following two questions must result in a “yes” answer in order for the debt exchange to be considered a TDR:

•	Is the debtor experiencing financial difficulty?
•	Has the creditor granted a concession?

The Company first focused on assessing whether it met the definition of “experiencing financial difficulty” in accordance with EITF 02-4. The factors considered along with the Company’s assessment of each are as follows:

Securities and Exchange Commission	8	July 13, 2009

•	Is the debtor currently in default on any of its debt? The Company is not currently in default on any of its debt nor was it in default on any of its debt prior to launching the debt exchange.
•	Has the debtor declared or is it in the process of declaring bankruptcy? The Company has not declared nor is it in the process of declaring bankruptcy.
•
Is there significant doubt as to whether the debtor will continue to be a going concern?  The Company evaluates its ability to continue as a going concern on a regular basis and there is no significant doubt that the Company has the ability to continue as a going concern prior to the debt exchange. The Company’s analysis included, but was not limited to, the following key factors:

➢
Strength of its Core Business – the Company’s brokerage business (the “Trading and Investing” segment) is thriving. The most recent quarterly results included record levels of customer activity which resulted in significant levels of profitability in this segment.

➢
Improving Credit Trends – while the provision for loan losses remains elevated, early stage delinquencies (which are the primary leading indicator of future credit losses) declined by 32% from December 2008 to May of 2009. The Company believes these trends will lead to lower credit losses in the near future. In addition, as the Company is no longer purchasing any new loans, there is no exposure to additional loan losses from newly acquired loans.

➢
Adequate Levels of Corporate Cash – the Company’s analysis concluded that it had more than sufficient levels of cash to satisfy its debt obligations (both principal and interest) in the near future. The Company believes it is important to note that it has no debt maturities until 2011 and has the option to pay the majority of its interest expense in kind (e.g., no cash payments required) until November 2010.

•
Does the debtor currently have securities that have been delisted, are in the process of being delisted, or are under threat of being delisted from an exchange? The Company does not have securities that have been delisted, are in the process of being delisted or are under threat of being delisted from an exchange.

•
Based on estimates and projections that only encompass the current business capabilities, does the debtor forecast that its entity-specific cash flows will be insufficient to service the debt (both interest and principal) in accordance with the contractual terms of the existing agreement through maturity?  The Company’s forecasts show that it would be able to service its debt in accordance with the contractual terms of the existing debt agreements.  In addition, the Company’s near term (for the years ending December 31, 2009 and 2010, respectively) debt obligations are insignificant as the next interest payment required to be paid in cash on its Springing Lien Notes due 2017 (which is the series of debt with the largest principal amount of outstanding and the highest stated coupon rate) is not until November 2010 and the first principal payments required to be paid on any of its debt are not due until 2011.  The Company believes it is important to highlight that its forecasts include estimates of prepaying debt with excess corporate cash beginning in 2011.

Securities and Exchange Commission	9	July 13, 2009

•
Absent the current modification, is the debtor unable to obtain funds from sources other than the existing creditors at an effective interest rate equal to the current market interest rate for similar debt for a nontroubled debtor?  The Company’s primary objective, which is consistent with that of its regulator, Office of Thrift Supervision (“OTS”), in this debt exchange was to strengthen its tangible capital position. As such, the focus was not on the issuance of new debt but rather on a new equity offering. As a result, the Company did not pursue a new debt issuance to new sources. However, the Company did raise equity via the issuance of common stock.  Prior to launching the debt exchange (and in the same quarter), the Company was able to raise $65 million in gross cash proceeds from the issuance of common stock in the Equity Drawdown Program (“EDP”) and $550 million in gross cash proceeds from the Public Equity Offering.  These issuances included cash raised from sources other than the Company’s existing shareholders.

In general, the driving force behind the debt exchange was to strengthen the Company’s capital position from a regulatory perspective beyond what has been considered necessary in normal market terms and not because the Company was in financial difficulty.

Based on the information summarized above, the Company concluded that it was not considered to be “experiencing financial difficulty” in accordance with EITF 02-4. Using the consensus model (flowchart) in paragraph 6 of EITF 02-4, which indicates that once the conclusion is made that the debtor is not experiencing financial difficulty, that modification or exchange is not a TDR within the scope of FAS 15.

The Company did not perform an analysis of whether its creditors granted an economic concession as it concluded it was not experiencing financial difficulty as defined in EITF 02-4. However, given the terms of the debt exchange and the characteristics of the convertible debentures offered in exchange, the Company does not believe any economic concessions were made by its creditors.

The Company acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in the Proxy Statement;
•	Staff comments or changes to disclosure in response to Staff’s comments do not foreclose the Commission from taking any action with respect to the Proxy Statement; and
•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We are grateful for your assistance in this matter.  Please address any comments or questions with respect to the foregoing to me at (650) 752-2022 or Daniel Kelly of Davis Polk & Wardwell LLP at (650) 752-2001.

Securities and Exchange Commission	10	July 13, 2009

Very truly yours, /s/ Bruce Dallas Bruce Dallas

cc:           Hugh West
Stephanie Hunsaker
Angela Connell
Allicia Lam
Securities and Exchange Commission

Daniel G. Kelly
Davis Polk & Wardwell LLP

Donald H. Layton
E*TRADE Financial Corporation